Exhibit 12.1

ARROW ELECTRONICS, INC.

RATIO OF EARNINGS TO FIXED CHARGES

(In thousands)

	Six Months Ended	Year Ended December 31,
	June 30, 2012	2011	2010	2009	2008(a)	2007
Reconciliation of earnings:
Income (loss) before income taxes	$324,063	$809,801	$679,003	$188,921	$(596,913)	$592,183

Less:
Equity in earnings of affiliated companies	3,612	6,736	6,369	4,731	6,549	6,906
Capitalized interest	5,140	11,721	11,677	9,480	7,332	2,261

Plus:
Fixed charges	74,565	148,766	113,395	114,933	134,977	129,673
Distributed income of equity investees	1,635	2,144	1,751	1,635	2,663	1,906

Total earnings (deficit)	$391,511	$942,254	$776,103	$291,278	$(473,154)	$714,595

Calculation of fixed charges:
Interest and other financing expense	$56,922	$112,084	$81,623	$86,249	$105,200	$107,354
Capitalized interest	5,140	11,721	11,677	9,480	7,332	2,261
Interest component of rent expense	12,503	24,961	20,095	19,204	22,445	20,058

Total fixed charges	$74,565	$148,766	$113,395	$114,933	$134,977	$129,673

Ratio of earnings to fixed charges	5.25	6.33	6.84	2.53	—	5.51

(a)	Earnings for 2008 were inadequate to cover fixed charges by $608.1 million due to a noncash impairment charge associated with goodwill of $1.02 billion and restructuring, integration, and other charges of $81.0 million.